Exhibit 99.1

Westport Announces Board of Directors Changes

~Governance measures taken as part of preparation for merger~

VANCOUVER, Nov. 16, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today board composition and governance restructuring in preparation for the previously announced merger with Fuel Systems Solutions. In connection with this process, Warren Baker, an existing Director, has been appointed Chairman of the board by Westport's Board of Directors. Jill Bodkin, a board member since 2008 and Chairman of the Board since 2014, has resigned as Chairman and remains as a Director. Additionally, Doug King, a board member since 2012 and Chair of Audit Committee, has resigned from the board.

The Westport Board intends to make room for three proposed new board members to be added as part of the merger with Fuel Systems Solutions, including two independent directors, currently members of the Board of Fuel Systems Solutions, to effectively oversee the integration and value enhancement programs expected to be part of the merger.

Committee changes to Westport's board include Brenda Eprile being appointed to the Chair of the Audit Committee, Deszo Horvath being appointed to the Chair of the Human Resources and Compensation Committee and Warren Baker being appointed to the Chair of the Nominating and Corporate Governance Committee.

"The Board wishes to thank Doug King for his ongoing support and leadership and Jill for her commitment over the last year as Chairman," said Warren Baker, Chairman of the Board. "Doug's financial acumen was a critical part of our board and audit committee, and has been an integral part of our evolution and technological innovation and we wish him every success in his next adventure."

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the integration and completion of the referenced merger with Fuel Systems Solutions, Inc. and the future success of our business and technology strategies. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy,  governmental policies and regulation, technology innovations, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, T 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 16-NOV-15